[LOGO OF ACERGY]

                                                               seabed-to-surface

                   ACERGY S.A. ANNOUNCES FIRST QUARTER RESULTS

London, England - April 12, 2006 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY), announced today unaudited results for the first quarter which ended on February 28, 2006.

FINANCIAL HIGHLIGHTS

Important Note: As noted in previous quarters, until the sale of the remaining Acergy North America and Mexico shallow water assets is complete, the results of this part of the business are reported as discontinued operations. Prior period comparatives have been restated accordingly.

                                                          THREE MONTHS ENDED
                                                      -------------------------
                                                       FEB.28.06     Feb.28.05
---------------------------------------------------   -----------   -----------
in $ millions                                          Unaudited     Unaudited
Net operating revenue from continuing operations      $     367.6   $     326.0
Gross profit                                                 50.9          23.2
Net operating income from continuing operations              27.6          10.8
Net income from continuing operations                        20.4           3.0
Income from discontinued operations                           4.1           2.4
Gain on disposal of discontinued operations                  16.4             -
Net income                                            $      40.9   $       5.4
---------------------------------------------------   -----------   -----------

                                                           THREE MONTHS ENDED
                                                       -------------------------
PER SHARE DATA                                          FEB.28.06     Feb.28.05
----------------------------------------------------   -----------   -----------
                                                        Unaudited     Unaudited
Earnings per share from continuing operations          $      0.10   $      0.02
Earnings per share from discontinued operations        $      0.11   $      0.01
Net earnings per share                                 $      0.21   $      0.03
Weighted-average number of common shares issued
 (Basic) (millions)                                          192.1         190.6
----------------------------------------------------   -----------   -----------

HIGHLIGHTS
-    Robust operational performance delivered in good market conditions
- $460 million addition to backlog in first quarter from continuing operations
-    Sale of DLB801 completed with an after tax gain on sale of $16.4 million

POST QUARTER HIGHLIGHTS
- Holding company name changed from Stolt Offshore S.A. to Acergy S.A. on April 10, 2006
-    Acergy Condor $140 million contract extension from Petrobras
-    Letter of Intent from Petrobras for $145 million PRA1 tie-in project
- Awarded Mondo deepwater construction project in Angola by Esso Exploration Angola (Block 15) Limited, an ExxonMobil affiliate

Tom Ehret, Chief Executive Officer, said, "In a robust first quarter we delivered improved earnings over the same quarter last year. Most of the assets in West Africa and the North Sea saw high activity levels. In

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addition, the growth in backlog during the period is encouraging, with bidding activity for West Africa, the North Sea and Asia being particularly strong. Our focus for 2006 is on good project execution, the introduction of a Total Quality culture and the management of our capital expenditure programme, to both rejuvenate and grow our asset base."

OPERATING REVIEW
Acergy Africa and Mediterranean - The first quarter saw revenue growth over the same quarter last year with a high level of utilisation of the Acergy Polaris and Acergy Orion on the Exxon Erha and EPC2B contracts in Nigeria; however a thruster problem on the Acergy Polaris reduced overall productivity. The Total Amenam II contract is now substantially complete. Bidding activity for SURF projects in West Africa remains high with a number of large bids in progress and others expected in the near term. We expect that the greater part of these tenders will reach the award stage in early 2007.

Acergy Northern Europe and Canada - The North Sea market continued to see greater activity than in previous years and a strong spot market, with order intake in the first quarter continuing at a high level. Favourable settlements for the 2005 portion of the Langeled project helped to deliver a profit for the region in what is traditionally a seasonally low quarter. The Acergy Piper, previously known as the LB200, has now started work on the second phase of the Statoil Langeled pipeline and the $85 million Letter of Intent for the Statoil Tyrihans pipelay project, scheduled for 2007, provides valuable follow on work. The level of bidding for future work in the North Sea remains strong.

Acergy North America and Mexico - Development of the SURF capability in this region remains our key focus. This region is now seeing a marked increase in the number of projects coming to tender for deepwater developments in the Gulf of Mexico. The engineering and project management team in Houston are now working jointly with the Acergy South America team on a number of projects.

The sale of the DLB801 was completed in the first quarter, resulting in an after tax gain on sale of $16.4 million reported in discontinued operations. As previously reported, ongoing delays to the Trinidad campaign led to the requirement for a third party ship to be taken on hire to complete these projects, which are not now expected to be finished until the third quarter of 2006.

Acergy South America - The two ships on long term contract worked well throughout the quarter with a minor operating interruption on the Acergy Harrier. Income from operations in the first quarter was lower than 2005 due to an increase in overhead costs arising from higher tendering activity and from the need to expand our operation in Brazil to manage the new Pertinacia charter. In a good quarter for contract awards, the Acergy Condor long term charter was extended for a further four years for $140 million from September 2006 and a Letter of Intent was received for the $145 million Petrobras PRA1 SURF contract for tie-in work.

Acergy Asia and Middle East - Net operating revenue and income from operations for Acergy Asia and Middle East in the first quarter were significantly higher than in the first quarter of 2005 due to the release of contingencies after the successful completion of the Santos Casino project in Australia. SURF activities are continuing on the $36 million Petro Vietnam Dai Hung contract and the $11 million Conoco Phillips Kerisi SURF project in Indonesia, for which a Letter of Intent has recently been received. The Sapura 3000 continues to be actively tendered for projects between 2007 and 2009.

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FINANCIAL REVIEW
Net operating revenue from continuing operations for the first quarter increased by 13% compared to the same quarter in 2005 to $367.6 million primarily due to increased activity levels in West Africa, the North Sea and Asia.

Net operating income from continuing operations for the first quarter was $27.6 million compared to $10.8 million for the same period in 2005. This increase arose as a result of a combination of higher activity levels, improved project performance and higher asset utilisation.

Net income from continuing operations was $20.4 million for the first quarter 2006, compared to $3.0 million in the same period in 2005. After including $20.5 million from discontinued operations, net income from all operations for the quarter ended February 28, 2006 was $40.9 million compared to $5.4 million for the same period in 2005.

The cash and cash equivalents position at the quarter end was $395.0 million, compared to $316.0 million at the quarter ended November 30, 2005. Total advance billings at the quarter end were $290.2 million compared to $268.8 million at the year end.

CURRENT TRADING
The backlog for continuing operations as at February 28, 2006 was $2.3 billion, of which $1.4 billion was for execution throughout the remainder of 2006. The Group also held an additional $538 million in pre-backlog at the quarter end.

     ------------------------   -----------   -----------   -----------
                                 FEB.28.06     NOV.30.05     FEB.28.05
     ------------------------   -----------   -----------   -----------
     In $ millions as at:
     Backlog (1)                      2,286         2,194         1,802
     ------------------------   -----------   -----------   -----------
     Pre-Backlog (2)                    538           518           450
     ------------------------   -----------   -----------   -----------
     (1) Backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $22 million (Feb.28.06), $24 million (Nov.30.05) and $105 million
          (Feb.28.05). Backlog reflects the stated value of signed contracts.
     (2) Pre-backlog restated to exclude amounts related to discontinued operations in Acergy North America and Mexico of $nil (Feb.28.06), $nil (Nov.30.05) and $4 million (Feb.28.05).
          Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

OUTLOOK
We expect the outlook for seabed-to-surface engineering and construction to remain strong with bidding activity continuing at a high level for West Africa, the North Sea and Asia. We further expect that the value of tenders on offer in the second and third quarters of 2006 will be more than twice the value of tenders on offer during the same period in 2005. We are now growing our skilled global workforce and, in Brazil and Asia where we see growth, we are investing in additional capacity. These actions will enable the Group to take advantage of strengthening market conditions as the demand for our services remains strong in the medium term.

(a) Adjusted EBITDA: EBITDA is calculated as net income plus interest, taxes, depreciation and amortisation. Adjusted EBITDA excludes impairment charges and gains and losses on sales of investments and fixed assets. Management believes that Adjusted EBITDA is an important indicator of its operational strength and the performance of its business. The Group has included Adjusted EBITDA because it is a key financial measure used by management to (i) assess the Group's ability to service its debt and/or incur debt and meet the Group's capital expenditure requirements; and (ii) internally measure the Group's operating performance. Adjusted EBITDA has not been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). Adjusted EBITDA as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the "SEC") that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA is not a measure determined in accordance with US GAAP and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with US GAAP), as a measure of the Group's operating results or cash flows from operations (as determined in accordance with US GAAP) or as a measure of the Group's liquidity. The reconciliation of the Group's net income to EBITDA and Adjusted EBITDA is attached.

********************************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The
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forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

----------------------------------------------------- ----------------------------------------------------------
CONFERENCE CALL INFORMATION                           REPLAY FACILITY DETAILS
----------------------------------------------------- ----------------------------------------------------------
Lines will open 10 minutes prior to conference call   This facility is available from 5pm UK Time (12 noon EDT*)
Date     : Wednesday April 12, 2006                   Wednesday April 12, 2006 until 11pm UK Time (6 pm EDT*)
Time     : 3.00 pm UK Time (10 am EDT*)               Wednesday April 19, 2006.

CONFERENCE DIAL IN NUMBERS:                           CONFERENCE REPLAY DIAL IN NUMBERS:
UK Toll Free           :   0800 559 3282              UK Toll Free           :   0800 559 3271
USA                    :   +1 718 354 1158            USA                    :   +1 718 354 1112
Norway                 :   +47 2316 2729              France                 :   +33 (0) 1 71 23 02 48
France                 :   +33 (0)1 55 17 41 41       Italy                  :   +39 026 968 2247
Italy                  :   +39 026 963 3531           Netherlands            :   +31 (0) 207 132 791
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Germany                :   +49 (0)69 5007 1079

International Dial In  :   +44 (0)20 7138 0809        International Dial In  :   +44 (0)20 7806 1970

*EDT = Eastern Daylight Saving Time                   Pass Code              :   1664072#
----------------------------------------------------- ----------------------------------------------------------

Alternatively a live webcast and a playback facility will be available on the Group's website www.acergy-group.com

CONTACTS:
Deborah Keedy / Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US  +1 877 603 0267 (toll free)
deborah.keedy@acergy-group.com
julian.thomson@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

                                  - End Text -

                               - Tables Follow -

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                          ACERGY S.A. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                                                     THREE MONTHS ENDED
                                                                              --------------------------------
                                                                               FEBRUARY 28,      February 28,
                                                                                   2006              2005
                                                                              --------------    --------------
                                                                                 Unaudited         Unaudited
Net operating revenue from continuing operations                              $        367.6    $        326.0
Operating expenses                                                                    (316.7)           (302.8)
                                                                              --------------    --------------
Gross profit                                                                            50.9              23.2

Share of net income of non-consolidated joint ventures                                   5.5               3.9
Selling, general and administrative expenses                                           (29.1)            (21.3)
Impairment of long lived tangible assets                                                   -                 -
(Losses)/gains on disposal of subsidiaries and long-lived tangible assets               (0.3)              4.9
Other operating income                                                                   0.6               0.1
                                                                              --------------    --------------
Net operating income from continuing operations                                         27.6              10.8

Interest income/(expense), net                                                           2.4              (0.7)
Foreign exchange gains/(losses)                                                          0.5              (1.0)
                                                                              --------------    --------------
Income from continuing operations before taxes and minority interests                   30.5               9.1

Income tax provision                                                                   (11.0)             (3.2)
                                                                              --------------    --------------
Income from continuing operations before minority interests                             19.5               5.9
Minority interests                                                                       0.9              (2.9)
                                                                              --------------    --------------
Net income from continuing operations                                                   20.4               3.0

Income from discontinued operations                                                      4.1               2.4
Gain on disposal of discontinued operations                                             16.4                 -
                                                                              --------------    --------------
Net income                                                                    $         40.9    $          5.4
                                                                              ==============    ==============

PER SHARE DATA
Net earnings per Common Share and Common Share equivalent
  Basic
  Continuing operations                                                       $         0.10    $         0.02
  Discontinued operations                                                     $         0.11    $         0.01
                                                                              --------------    --------------
  Net earnings                                                                $         0.21    $         0.03
                                                                              ==============    ==============
  Diluted
  Continuing operations                                                       $         0.10    $         0.02
  Discontinued operations                                                     $         0.11    $         0.01
                                                                              --------------    --------------
  Net earnings                                                                $         0.21    $         0.03
                                                                              ==============    ==============
Weighted average number of Common Shares
 and Common Share equivalents outstanding
  Basic                                                                                192.1             190.6
  Diluted                                                                              196.8             194.4

SELECTED  INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                                        $         36.7    $         18.5
Depreciation and amortisation                                                 $         14.2    $         13.9
Dry-dock amortisation                                                         $          3.3    $          3.1

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                                                                [LOGO OF ACERGY]

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                           AS AT             As at             As at
                                                                       FEBRUARY 28,      February 28,      November 30,
                                                                           2006              2005              2005
                                                                      --------------    --------------    --------------
                                                                         Unaudited         Unaudited        Audited (a)
ASSETS
  Cash and cash equivalents                                           $        395.0    $         89.6    $        316.0
  Other current assets (b)                                                     379.5             453.0             468.2
  Long-lived tangible assets, net of accumulated depreciation                  489.1             437.5             457.7
  Other non-current assets                                                     101.1             101.9              99.8
  Assets held for sale                                                          21.2              69.1              42.8
                                                                      --------------    --------------    --------------
    Total assets                                                      $      1,385.9    $      1,151.1    $      1,384.5
                                                                      ==============    ==============    ==============

LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt and capital lease obligations                0.8                 -               0.8
  Accounts payable, accrued liabilities and advance billings                   803.8             677.3             843.0
  Long term debt and capital lease obligations                                   8.7              79.7               8.7
  Other non-current liabilities                                                 46.4              46.1              49.9
  Minority interests                                                            24.7              26.3              26.4

  Shareholders' equity
    Common Shares                                                              386.3             383.0             385.5
    Paid-in-surplus                                                            464.1             451.8             461.5
    Accumulated deficit                                                       (350.1)           (525.1)           (391.0)
    Accumulated other comprehensive income                                       2.2              13.0               0.7
    Treasury stock                                                              (1.0)             (1.0)             (1.0)
                                                                      --------------    --------------    --------------
      Total shareholders' equity                                               501.5             321.7             455.7
                                                                      --------------    --------------    --------------
      Total liabilities and shareholders' equity                      $      1,385.9    $      1,151.1    $      1,384.5
                                                                      ==============    ==============    ==============

          (a) These figures have been extracted from the Consolidated Financial Statements for 2005

          (b) As at February 28, 2006 a total of $1.0 million of claims and variation orders not formally agreed with clients has been included in other current assets. This compares to $0.9 million and $nil of claims and variation orders included in other current assets at February 28, 2005 and November 30, 2005 respectively

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                                                                [LOGO OF ACERGY]

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: Acergy Africa and Mediterranean covers activities in Africa and the Mediterranean; Acergy Northern Europe and Canada includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; Acergy North America and Mexico includes all activities in the United States, Mexico, Central America and Western Canada; Acergy South America incorporates activities in South America and the islands of the southern Atlantic Ocean; Acergy Asia and Middle East includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). Acergy Corporate includes all activities that serve more than one segment. These include the activities of Paragon Engineering Services, Inc. up to the date of its disposal, and the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one segment; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                              ACERGY      ACERGY                ACERGY
                                                ACERGY       NORTHERN      NORTH      ACERGY    ASIA &
FOR THE THREE MONTHS ENDED                      AFRICA &     EUROPE &    AMERICA &    SOUTH     MIDDLE     ACERGY
FEBRUARY 28, 2006                            MEDITERRANEAN    CANADA    MEXICO (b)   AMERICA     EAST    CORPORATE     TOTAL
------------------------------------------   -------------   --------   ----------   -------   -------   ---------    -------
(in $ millions)
Net operating revenue - external (a)                 208.9      101.1          9.4      14.9      33.3           -      367.6
Income / (loss) from operations                       20.3        6.9          1.2       0.8       3.3        (4.9)      27.6
  Interest income, net                                                                                                    2.4
  Foreign exchange gain                                                                                                   0.5
------------------------------------------   -------------   --------   ----------   -------   -------   ---------    -------
Income from continuing operations before
 taxes and minority interests                                                                                         $  30.5
------------------------------------------   -------------   --------   ----------   -------   -------   ---------    -------

                                                              Acergy      Acergy                Acergy
                                                Acergy       Northern      North      Acergy    Asia &
FOR THE THREE MONTHS ENDED                      Africa &     Europe &    America &    South     Middle     Acergy
FEBRUARY 28, 2005                            Mediterranean    Canada    Mexico (b)   America     East    Corporate     Total
------------------------------------------   -------------   --------   ----------   -------   -------   ---------    -------
(in $ millions)
Net operating revenue - external (a)                 185.4       83.0         23.7      13.2      11.1         9.6      326.0
Income / (loss) from operations                       19.4       (4.3)        (1.9)      2.5       0.1        (5.0)      10.8
  Interest expense, net                                                                                                  (0.7)
  Foreign exchange loss                                                                                                  (1.0)
------------------------------------------   -------------   --------   ----------   -------   -------   ---------    -------
Income from continuing operations before
 taxes and minority interests                                                                                         $   9.1
------------------------------------------   -------------   --------   ----------   -------   -------   ---------    -------

(a) Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended February 28, 2006. The revenue from these clients was $162.5 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended February 28, 2005, four clients accounted for more than 10% of the Group's revenue. The revenue from these clients was $182.6 million for the quarter and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia Middle East.

(b)  Excludes discontinued operations.

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                                                                [LOGO OF ACERGY]

                          ACERGY S.A. AND SUBSIDIARIES
                 RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
                       (in $ millions, except percentages)

                                                                    THREE MONTHS ENDED                Three Months Ended
                                                                    FEBRUARY 28, 2006                 February 28, 2005
                                                              -----------------------------     -----------------------------
                                                                INCLUDING        EXCLUDING        Including        Excluding
                                                              DISCONTINUED     DISCONTINUED     Discontinued     Discontinued
                                                               OPERATIONS       OPERATIONS       Operations       Operations
                                                              ------------     ------------     ------------     ------------
                                                                Unaudited        Unaudited        Unaudited        Unaudited
Net income                                                            40.9             20.4              5.4              3.0
Income tax provision                                                  11.0             11.0              3.2              3.2
Interest (income)/ expense, net                                       (2.4)            (2.4)             0.7              0.7
Depreciation and amortisation, including dry-dock
 amortisation                                                         17.5             17.5             18.7             17.0
                                                              ------------     ------------     ------------     ------------
EBITDA                                                                67.0             46.5             28.0             23.9
Impairment of long-lived tangible assets                                 -                -                -                -
(Gains)/losses on disposal of subsidiaries and long-lived
 tangible assets                                                     (16.1)             0.3             (4.9)            (4.9)
                                                              ------------     ------------     ------------     ------------
Adjusted EBITDA                                               $       50.9     $       46.8     $       23.1     $       19.0
                                                              ============     ============     ============     ============
Net Operating Revenue                                         $      376.7     $      367.6     $      371.3     $      326.0
                                                              ============     ============     ============     ============
Adjusted EBITDA %                                                     13.5%            12.7%             6.2%             5.8%

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